UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549







SCHEDULE 13G



Under the Securities Exchange Act of 1934







Quaint Oak Bancorp



(Name of Issuer)







COMMON STOCK



(Title of Class of Securities )







7473T 10 6



(CUSIP Number)







December 31, 2011



(Date of Event which Requires Filing of this Statement)







Check the appropriate box to des ignate the rule pursuant to which this Schedule is filed:



o Rule 13d-1(b)
x Rule 13d-1(c)
o Rule 13d-1(d)

The information required in the remainder of this cover pages hall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provis ions of the Act (however, see the Notes ).


CUS IP No.: 74732T 10 6







1. Names of Reporting Persons /I.R.S. Identification
Nos . of Above Persons (Entities Only).
Black River BancVenture, Inc. [26-0290764]

2. Check the Appropriate Box if a Member of a Group:



(a) o

(b) o







3. SEC Use Only









4. Citizenship or Place of Organization: Delaware











Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

5. Sole Voting Power: 75,712







6. Shared Voting Power: - 0 -







7. Sole Dispositive Power: 75,712







8. Shared Dispositive Power: - 0 -







9. Aggregate Amount Beneficially Owned by Each Reporting Person: 7.63%









10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares : o









11. Percent of Class Represented by Amount in Row (9): 7.63%











12. Type of Reporting Person: CO











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CUS IP No.: 74732T 10 6







Item 1(a) Name of Issuer:



Quaint Oak Bancorp



Item 1b Address of Issuers Principal Executive Offices



607 Lakeside Dr.
Southhampton, PA 18966



Item 2(a) Name of Person Filing:



Black River BancVenture, Inc.



Item 2(b) Addres s of Principal Bus ines s Office, or if None, Res idence:



8245 Tournament Drive, Suite 270

Memphis , TN 38125



Item 2(c) Citizens hip:



Delaware Corporation



Item 2(d) Title of Class of Securities :



Common Stock



Item 2(e) CUSIP Number:



74732T 10 6



Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:



(a) o Broker or dealer registered under section 15 of the Act (15 U.S.C. 78);
(b) o Bank as defined in section 3a(6) of the Act (15 U.S.C. 78c)

(c) o Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)



(d) o Inves tment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) o An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) o An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);











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CUS IP No.: 74732T 10 6







(g) o A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);



(h) o A s avings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);



(i) o A church plan that is excluded from the definition of an investment company under s ection 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);



(j) o Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4. Ownership



Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.



(a) Amount of beneficially owned: 75,712
(b) Percent of class: 7.63%
(c) Number of s hares as to which the person has :

(i) Sole power to vote or to direct the vote: 75,712
(ii) Shared power to vote or to direct the vote: - 0 -
(iii) Sole power to dis pos e or to direct the dis pos ition: 75,712
(iv) Shares power to dis pos e or to direct the dis pos ition of: - 0 -

Item 5. Ownership of Five Percent or Less of a Class .



If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: o



Item 6. Ownership of More than Five Percent on Behalf of Another Person.



N/A



Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent

Holding Company or Control Person



N/A











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CUS IP No.: 74732T 10 6









Item 8. Identification and Classification of members of the Group.



N/A



Item 9. Notice of Dis solution of Group



N/A



Item 10. Certifications .



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the is s uer of the securities and were not acquired and are not held in connection with or as a participant in any trans action having that purpose or effect.



SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 27, 2012
(Date)



/s/ John W. Spence

(Signature)



John W. Spence, President
(Name and Title)



















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